                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 2)*


                                   SLI, Inc.
                                   ---------
                    (Formerly Chicago Miniature Lamp, Inc. )
                    ---------------------------------------
                                (NAME OF ISSUER)


                          Common Stock, Par Value $.01
                         -----------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  78442T 10 8
                                 --------------
                                 (CUSIP NUMBER)


                                   ---------


Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (CONTINUED ON THE FOLLOWING PAGES)

SCHEDULE 13G

CUSIP NO. 78442T 10 8


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frank M. Ward                               Soc. Sec. No.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
NUMBER OF SHARES           8,409,533
                  -------------------------------------------------------------
 BENEFICIALLY     6        SHARED VOTING POWER

OWNED BY EACH     -------------------------------------------------------------
                  7        SOLE DISPOSITIVE POWER
  REPORTING                8,409,533
                  -------------------------------------------------------------
 PERSON WITH      8        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,409,533
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [X]

         Does not include 1,422,601 shares held in the Frank M. Ward Charitable Remainder Trust, Patrick Cox, Trustee, of which Mr. Ward is the income beneficiary.
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         24%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

SCHEDULE 13G

CUSIP NO. 78442T 10 8


ITEM 1(A). NAME OF ISSUER:

SLI, Inc., an Oklahoma corporation (the "Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 500 Chapman Street, Canton, Massachusetts 02021.

ITEM 2(A). NAME OF PERSON FILING:

This Schedule is being filed by Frank M. Ward

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The business address or residence of above named filing person is as follows:

         Filing Person                Business or Residence Address
         -------------                -----------------------------
         Frank M. Ward              500 Chapman Street Canton, MA 02021

ITEM 2(C). CITIZENSHIP:

         The filing person is a  citizen of the United States.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

         This Schedule relates to shares of Common Stock, par value $.01 per share ("Shares") of the Issuer.

ITEM 2(E). CUSIP NUMBER:

         The CUSIP number for the Issuer's Shares is 78442T 10 8 .

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE FILING PERSON IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Act,

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

SCHEDULE 13G

CUSIP NO. 78442T 10 8


         (f) [ ] Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

         (g) [ ] Parent Holding Company, in accordance with Rule
                 13d-1(b)(ii)(G); see Item 7,

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Not applicable. The filing person acquired his or its Shares prior to registration of the Shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and this Schedule is being filed in accordance with Rule 13d-1(d) promulgated thereunder.

ITEM 4. OWNERSHIP:

         As of December 31, 2001, Frank M. Ward, together with his wife beneficially owned 8,409,533 Shares as joint tenants with right of survivorship.

         Based upon Shares outstanding as disclosed in the Issuer's Form 10-K for the year ended December 31, 2001, Frank M. Ward has voting and dispositive power over 24.0% of the Issuer's outstanding shares of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

SCHEDULE 13G

CUSIP NO. 78442T 10 8

Not Applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10. CERTIFICATION:

Not Applicable.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 4, 2002                                /s/ Frank M.  Ward
-----------------------------                ----------------------------------
Date                                         Frank M. Ward